1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2008

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X                Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number
1.1	Announcement of Connected Transaction - Acquisition of Beijing Telecom, dated April 14, 2008

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 16, 2008	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

3

Exhibit 1.1

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

CONNECTED TRANSACTION

ACQUISITION OF BEIJING TELECOM

Financial Adviser to China Telecom Corporation Limited

China International Capital Corporation (Hong Kong) Limited

Independent Financial Adviser to the Independent Board Committee

and the Independent Shareholders

A letter from the Independent Board Committee of China Telecom Corporation Limited is set out on pages 11 to 12 of this circular. A letter from BNP Paribas Capital (Asia Pacific) Limited containing its advice to the Independent Board Committee is set out on pages 13 to 21 of this circular.

A notice dated 14 April 2008 convening an extraordinary general meeting of the Company to be held in the Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 30 May 2008 at 12:00 noon or immediately after the annual general meeting of the Company for the financial year of 2007 is set out on pages 47 to 49 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

14 April 2008

i

DEFINITION

“Acquisition”	the proposed acquisition by the Company of the entire equity interest in Beijing Telecom pursuant to the Acquisition Agreement, as further described in this circular

“Acquisition Agreement”	the equity transfer agreement dated 31 March 2008 between the Company and China Telecommunications Corporation relating to the Acquisition

“Articles of Association”	the articles of association of the Company

“associate”	has the meaning given to it by the Hong Kong Listing Rules

“Beijing Telecom”	China Telecom Group Beijing Corporation, a company established with limited liability under the laws of the PRC and currently a wholly-owned subsidiary of China Telecommunications Corporation

“BNP Paribas Capital” or “Independent Financial Adviser”	BNP Paribas Capital (Asia Pacific) Limited, acting as the independent financial adviser, a corporation licensed to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

“Board”	the board of directors of the Company

“Business Day”	a day (excluding Saturdays) on which banks are generally open in Beijing for the transaction of normal banking business

“China” or “PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, Macau and Taiwan)

“China Telecommunications Corporation”	China Telecommunications Corporation , a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialized telecommunication support services and other businesses

DEFINITION

“CICC”	China International Capital Corporation (Hong Kong) Limited, which is licensed by the Securities and Futures Commission for Types 1, 4, 6 and 9 regulated activities under the SFO, being the financial adviser to the Company in respect of the Acquisition

“Company”	China Telecom Corporation Limited , a joint stock limited company, listed on the main board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes the provision of telecommunications services in the business regions within the PRC as authorized by the relevant regulatory department of the PRC, such as the operation of domestic and international fixed telecommunications networks and facilities, and voice, data, image and multimedia communications on fixed telecommunications networks and information services

“Comprehensive Services Framework Agreement”	a framework agreement entered into between the Company and China Telecommunications Corporation for the provision of comprehensive services, details of which are set out in the Company’s announcement dated 26 December 2007

“Directors”	the directors of the Company

“Extraordinary General Meeting”	the extraordinary general meeting of the Company to be convened on 30 May 2008

“Group”	the Company, together with all of its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“H Share(s)”	overseas listed foreign invested shares in the Company’s issued share capital with a par value of RMB1.00 per share which are listed on the Stock Exchange

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

DEFINITION

“Independent Board Committee”	the committee of Directors, consisting of Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius, who are independent non-executive Directors, formed to advise the Independent Shareholders in respect of the terms of the Acquisition

“Independent Shareholders”	Shareholders other than China Telecommunications Corporation and its associates

“Latest Practicable Date”	3 April 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“RMB”	Renminbi, the lawful currency of the PRC

“Savills”	Savills Valuation and Professional Services Limited, independent property valuer to the Company

“SFO”	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisors”	the supervisors of the Company

“VIP customers”	governmental and enterprise customers

For your convenience, this circular contains translations between HK$ and RMB amounts at HK$1 = RMB0.90146, the prevailing rates on 28 March 2008. The translations are not representations that the RMB could actually be converted into HK$ at such rates, or at all.

The Company would also like to caution readers about the forward-looking nature of certain of the statements herein. These forward-looking statements are subject to uncertainties and assumptions, some of which are beyond its control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and the Company’s ability to successfully execute its business strategies. In addition, these forward-looking statements reflect the Company’s current views with respect to future events but are not a guarantee of future performance. The Company does not intend to update these forward-looking statements. Actual result may differ materially from the information contained in the forward-looking statements as a result of a number of factors.

LETTER FROM THE BOARD

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Executive Directors: Wang Xiaochu	Registered office: 31 Jinrong Street
Leng Rongquan	Xicheng District
Wu Andi	Beijing 100032, PRC
Zhang Jiping
Zhang Chenshuang	Place of business in Hong Kong:
Li Ping	38th Floor
Yang Jie	Dah Sing Financial Centre
Sun Kangmin	108 Gloucester Road
Wanchai, Hong Kong
Non-executive Director:
Li Jinming

Independent Non-executive Directors:
Zhang Youcai
Lo Hong Sui, Vincent
Shi Wanpeng
Xu Erming
Tse Hau Yin, Aloysius
14 April 2008

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

ACQUISITION OF BEIJING TELECOM

1.	INTRODUCTION

The Board announced that the Company had entered into the Acquisition Agreement on 31 March 2008, pursuant to which the Company agreed to acquire, and China Telecommunications Corporation, the Company’s controlling shareholder, agreed to sell the entire equity interest in Beijing Telecom for a consideration of RMB5,557.00 million (equivalent to approximately HK$6,164.44 million), subject to certain conditions.

LETTER FROM THE BOARD

The purpose of this letter is to provide you with further information relating to the Acquisition, the proposed merger of the Company with Beijing Telecom and the proposed amendment to the Articles of Association and to seek your approval of the resolutions set out in the notice of the Extraordinary General Meeting on pages 47 to 49 of this circular. The recommendation of the Independent Board Committee to the Independent Shareholders is set out on pages 11 to 12 of this circular.

2.	THE ACQUISITION

The Company entered into the Acquisition Agreement on 31 March 2008, pursuant to which the Company agreed to acquire, and China Telecommunications Corporation, the Company’s controlling shareholder, agreed to sell the entire equity interest in Beijing Telecom, subject to certain conditions.

3.	THE CONSIDERATION

The consideration for the Acquisition is RMB5,557.00 million (equivalent to approximately HK$6,164.44 million) payable in cash within 15 Business Days after the completion date of the Acquisition. Any increase in net asset value of Beijing Telecom between the appraisal date and the completion date as a result of any profit for the period shall be for China Telecommunications Corporation’s account and any diminution in net asset value during the same period resulting from any loss for the period should be compensated in cash by China Telecommunications Corporation to the Company. The consideration to be paid by the Company has been determined after arm’s length negotiations with reference to the appraised value of Beijing Telecom’s net assets of RMB5,556.51 million (equivalent to approximately HK$6,163.90 million) as provided by the PRC appraiser as at 30 September 2007 and various other factors, including among others, the quality of the assets and the financial and operational indicators of Beijing Telecom, and the reasons of and benefits of the Acquisition as described below.

The Company intends to finance the Acquisition with internal resources.

4.	CONDITIONS TO COMPLETION OF THE ACQUISITION

Completion of the Acquisition is conditional upon the fulfilment of, amongst others, the following conditions:

(i)	the obtaining of approval by the Independent Shareholders for the Acquisition at a general meeting in accordance with the Articles of Association and the Hong Kong Listing Rules;

(ii)	the obtaining of approval from the relevant government and regulatory authorities, including but not limited to the approval from the State-owned Assets Supervision and Administration Commission of the State Council for the Acquisition, and the registration procedures relating to the change in shareholdings in Beijing Telecom as a result of the Acquisition have been completed; and

LETTER FROM THE BOARD

(iii)	there having been no material adverse change to the financial conditions, business operations or prospects of Beijing Telecom.

Completion shall take place as soon as practicable following the satisfaction of all of the above conditions. If any of the above-mentioned conditions is or are not satisfied (or in the case of (iii) above, not waived by the Company) within 180 days from the date of the Acquisition Agreement or by such other date as agreed by the parties, the Acquisition Agreement will lapse.

5.	REASONS FOR AND BENEFITS OF THE ACQUISITION

The Board considers that the Acquisition provides an opportunity for the Company to provide better services to VIP customers, enhance its market position and competitiveness, enjoy benefits from the increased demand for telecommunications services during the 2008 Olympic Games period and realize operating synergies. The Board believes that such acquisition would be in line with the Company’s objective of creating long-term value for its shareholders.

(A) Provision of better services to VIP customers

The Acquisition will enable the Company to provide better national and cross-border network services to VIP customers, and will further expand the Company’s market share and strengthen its competitive advantages in the high-end telecommunications business. As the regional headquarters of many large national enterprises and multi-national corporations are located in Beijing, and these customers have strong demand for comprehensive telecommunications services, the Company, after the Acquisition, will be able to improve its internal coordination and allocation of resources, satisfy its VIP customers’ demand for comprehensive telecommunications services and applications, as well as diversified requirement of VIP customers.

(B) Enhancement of market position and competitiveness

The Acquisition will expand the geographic coverage of the Company’s telecommunications operations. This expansion will be beneficial to the expansion of the Company’s integrated information services business and value-added applications services, such as ICT and “Best Tone” services, thereby enhancing the Company’s competitiveness, increasing its brand awareness and creating new drivers of revenue.

(C) Benefit from the business opportunities during the Beijing 2008 Olympic Games period

The Board expects that during the Beijing 2008 Olympic Games period, there will be a significant increase in the usage of telecommunications services, including but not limited to international private leased circuit, Internet leased lines and IDC. The Company will benefit from the increased demand for telecommunications services during such period. The Company will enhance its financial performance by capturing new customers with new requirements and providing a greater variety of telecommunication services to its existing customers.

LETTER FROM THE BOARD

(D) Realization of operating synergy and improvement in operating efficiency

The Board believes that the Acquisition represents an opportunity to create shareholders’ value through transferring the Company’s management practices to Beijing Telecom. Such practices will further improve the management efficiency of Beijing Telecom. Economies of scale can also be achieved through integration of internal resources, enhanced network and service systems.

6.	INFORMATION ON BEIJING TELECOM

Beijing Telecom is a limited liability company incorporated under PRC law on 16 July 2002 and wholly owned by China Telecommunications Corporation. The principal businesses of Beijing Telecom are the provision of telecommunications and information services, covering local fixed network services, domestic and international long distance services, broadband services, managed data services, leased line services and integrated information services in the Beijing municipality.

The following table was based on the management accounts of Beijing Telecom prepared under International Financial Reporting Standards:

	For the year ended 31 December 2006	Approximately equivalent to	For the year ended 31 December 2007	Approximately equivalent to
	RMB million	HK$ million	RMB million	HK$ million
Revenue	2,054.87	2,279.49	2,455.40	2,723.80
Net profit before taxation and extraordinary items	481.27	533.88	714.42	792.51
Net profit after taxation and extraordinary items	321.29	356.41	470.47	521.90

Based on the management accounts of Beijing Telecom prepared under the International Financial Reporting Standards, the book value of the net assets of Beijing Telecom as at 31 December 2007 was approximately RMB4,325.42 million (approximately equivalent to HK$4,798.24 million). A property valuation report of Beijing Telecom as at 31 January 2008 is set out in Appendix I hereto. The consideration represented an implied historical price to earning ratio of 11.8.

LETTER FROM THE BOARD

7.	PROPOSED MERGER

The Company proposes to enter into a merger agreement with Beijing Telecom upon completion of the Acquisition. Pursuant to the merger agreement, Beijing Telecom will be dissolved and all of their assets, businesses, liabilities, rights and obligations will be assumed by the Company. Completion of the merger will take place upon completion of the de-registration of Beijing Telecom by the relevant authorities. The Board believes that the acquisition of equity interest as described above can increase the efficiency of the acquisition of Beijing Telecom and implementation of the merger by way of absorption after completion of the Acquisition will cause the Group to have an organization structure and management system that are more suitable for the requirements of the Group’s development strategies. They will also enhance the integration and allocation of the Group’s internal resources and further improve the Group’s management standard, execution effectiveness and overall efficiency, which is in the interests of the Company and its Shareholders as a whole.

8.	PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

As a result of the Acquisition, the geographic coverage of the Company’s telecommunication operations will expand to cover the Beijing municipality. The Company also proposes to expand its business scope in order to meet its business development requirements. Such expansion will affect the business scope of the Company and paragraph 2 of Article 13 of the Articles of Association will need to be amended.

9.	COMPLIANCE WITH THE HONG KONG LISTING RULES

As of the Latest Practicable Date, China Telecommunications Corporation directly owned 70.89% of the Company’s issued share capital. Accordingly, under the Hong Kong Listing Rules, the Acquisition constitutes a connected transaction of the Company. On the basis that the Acquisition and the transactions announced by the Company on 15 June 2007, which were completed in 2007, are aggregated for the purposes of Rule 14A.25 of the Hong Kong Listing Rules, the highest applicable percentage ratio exceeds 2.5%, but is less than 5%. Therefore, the Acquisition is subject to the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules. As details of the transactions announced by the Company on 15 June 2007 are available on the website of the Stock Exchange and the Company, such details will not be set out in this circular. Save for the transactions announced by the Company on 15 June 2007, there was no previous transaction between the Company and China Telecommunications Corporation which may require aggregation under Rule 14A.25 of the Hong Kong Listing Rules.

Certain transactions between Beijing Telecom and China Telecommunications Corporation and its subsidiaries will constitute continuing connected transactions of the Company upon completion of the Acquisition. The Company has reviewed and considered that all such transactions will fall under the Comprehensive Services Framework Agreement. Having considered the estimated transaction amounts, the Company considers that it would not be necessary to revise the existing 2008 annual cap for the transactions under the Comprehensive Services Framework Agreement.

LETTER FROM THE BOARD

China Telecommunications Corporation and its associates being connected persons to the Acquisition, will abstain from voting on the ordinary resolution to approve the terms of the Acquisition. Any vote of the Independent Shareholders at the Extraordinary General Meeting shall be taken by poll.

An Independent Board Committee has been established to advise the Independent Shareholders in respect of the terms of the Acquisition. BNP Paribas Capital has been retained as the Independent Financial Adviser to the Independent Board Committee and Independent Shareholders.

10.	EXTRAORDINARY GENERAL MEETING

A notice of the Extraordinary General Meeting to be held in the Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway on 30 May 2008 at 12:00 noon or immediately after the annual general meeting of the Company for the financial year of 2007 is set out on pages 47 to 49 of this circular at which ordinary and special resolutions will be proposed to approve the Acquisition, the proposed merger of the Company with Beijing Telecom and the proposed amendment to the Articles of Association, respectively.

A full text of the proposed amendment to the Articles of Association is set out in the notice of the Extraordinary General Meeting. According to the Articles of Association and the relevant laws and regulations, the proposed amendment is subject to the approval of the Shareholders by way of a special resolution at the Extraordinary General Meeting. Further, the proposed amendment will become effective after the relevant procedures for the approval and/or registration or filing in the PRC have been completed.

A form of proxy for use at the Extraordinary General Meeting is enclosed. Whether or not Shareholders are able to attend the Extraordinary General Meeting, they are requested to complete and return the enclosed form of proxy to (i) for holders of domestic Shares, the Company’s registered office, 31 Jinrong Street, Xicheng District, Beijing 100032, PRC; and (ii) for holders of H Shares, Computershare Hong Kong Investor Services Limited, Room 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the Extraordinary General Meeting should they so wish.

LETTER FROM THE BOARD

11.	RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEE

The Board, including the independent non-executive directors, is of the view that the Acquisition was entered into on normal commercial terms after arm’s length negotiation, is fair and reasonable, and is in the interests of the Company and its Shareholders as a whole.

The Independent Board Committee, having taken into account the advice of BNP Paribas Capital, considers the terms of the Acquisition to be on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends that the Independent Shareholders should vote in favour of the ordinary resolution to approve the Acquisition at the Extraordinary General Meeting. The letter from BNP Paribas Capital containing its opinion and the principal factors and reasons taken into account in arriving at its opinion is set out on pages 13 to 21 of this circular.

12.	FINANCIAL ADVISER

CICC is the financial adviser to the Company in respect of the Acquisition.

13.	ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders set out on pages 11 to 12 of this circular, to the letter from BNP Paribas Capital, the Independent Financial Adviser to the Independent Board Committee and Independent Shareholders in respect of the terms of the Acquisition, and to the information set out in the appendices to this circular.

By Order of the Board

China Telecom Corporation Limited

Wang Xiaochu

Chairman and Chief Executive Officer

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

14 April 2008

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

ACQUISITION OF BEIJING TELECOM

We refer to the circular (the “Circular”) dated 14 April 2008 issued by the Company to its shareholders of which this letter forms part. Terms defined shall have the same meanings when used in this letter, unless the context otherwise requires.

On 31 March 2008, the Board announced that the Company had entered into an Acquisition Agreement pursuant to which the Company agreed to acquire, and China Telecommunications Corporation, the Company’s controlling shareholder, agreed to sell the entire equity interest in Beijing Telecom for a consideration of RMB5,557.00 million (equivalent to approximately HK$6,164.44 million), subject to certain conditions.

The Independent Board Committee was formed on 31 March 2008 to make a recommendation to the Independent Shareholders as to whether, in its view, the terms of the Acquisition Agreement are fair and reasonable and on normal commercial terms and whether the Acquisition Agreement is in the interests of the Company and its shareholders as a whole. BNP Paribas Capital has been appointed as independent financial adviser to advise the Independent Board Committee and Independent Shareholders on the terms of the Acquisition Agreement.

The terms of, and the reasons for entering into, the Acquisition Agreement are described in the Letter from the Board set out in pages 4 to 10 of the Circular.

As your Independent Board Committee, we have discussed with the management of the Company the reasons for entering into the Acquisition Agreement and the basis upon which its terms have been determined. We have also considered the key factors taken into account by BNP Paribas Capital in arriving at its opinion regarding the terms of the said agreement as set out in the letter from BNP Paribas Capital on pages 13 to 21 of the Circular, which we urge you to read carefully.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The Independent Board Committee, after taking into account, amongst other things, the advice of BNP Paribas Capital, considers that the terms of the Acquisition Agreement, to be in the interests of the Company and its shareholders as a whole and to be fair and reasonable so far as the Independent Shareholders are concerned. The Independent Board Committee also considers that the transaction contemplated under the Acquisition Agreement is in the usual and ordinary course of business and is entered into on normal commercial terms. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution numbered 1 set out in the notice of the Extraordinary General Meeting at the end of the Circular.

Yours faithfully

Zhang Youcai

Lo Hong Sui, Vincent

Shi Wanpeng

Xu Erming

Tse Hau Yin, Aloysius

Independent Board Committee

LETTER FROM BNP PARIBAS CAPITAL

The following is the text of the letter prepared by BNP Paribas Capital setting out its advice to the Independent Board Committee and the Independent Shareholders in respect of the Acquisition for inclusion in this circular.

BNP Paribas Capital (Asia Pacific) Limited

59-63/F Two International Finance Centre,

8 Finance Street, Central, Hong Kong

14 April 2008

To the Independent Board Committee and

Independent Shareholders of China Telecom Corporation Limited

Dear Sirs,

CONNECTED TRANSACTION

Acquisition of Beijing Telecom from

China Telecommunications Corporation

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Acquisition Agreement, details of which are set out in the Letter from the Board contained in the circular of the Company dated 14 April 2008 (the “Circular”), of which this letter forms part. Terms defined in the Circular shall have the same meanings herein, unless the context otherwise requires.

As of the Latest Practicable Date, China Telecommunications Corporation directly owned 70.89% of the Company’s issued share capital. Accordingly, under the Hong Kong Listing Rules, the Acquisition constitutes a connected transaction of the Company. On the basis that the Acquisition and the transactions announced by the Company on 15 June 2007, which were completed in 2007, are aggregated for the purposes of Rule 14A.25 of the Hong Kong Listing Rules, the highest applicable percentage ratio exceeds 2.5%, but is less than 5%. Therefore, the Acquisition is subject to the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules. Save for the transactions announced by the Company on 15 June 2007, there was no previous transaction between the Company and China Telecommunications Corporation which may require aggregation under Rule 14A.25 of the Hong Kong Listing Rules. China Telecommunications Corporation and its associates being connected persons to the Acquisition, will abstain from voting on the ordinary resolution to approve the terms of the Acquisition. Any vote of the Independent Shareholders at the Extraordinary General Meeting shall be taken by poll. An Independent Board Committee has been established to advise the Independent Shareholders in respect of the terms of the Acquisition.

LETTER FROM BNP PARIBAS CAPITAL

We are appointed as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in relation to the Acquisition. In preparing this letter and in giving any opinion or advice, we have only had regard to the Acquisition in isolation, and not in connection with any business plan or strategy, past, present or future with regard to Beijing Telecom, the Company or the Group as a whole, nor have we viewed these as part of a series of other transactions or arrangements. We express no opinion as to whether the Acquisition will be completed nor whether they will be successful.

We are a licensed corporation holding a license to conduct Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO. We shall receive a fee from the Company for the delivery of this letter. The Company has also agreed to indemnify us and certain related persons against certain liabilities and expenses in connection with this engagement.

Apart from normal professional fees for our services to the Company as described above, no arrangement exists whereby we shall receive any fees or benefits from the Company, its subsidiaries or associates. We consider ourselves suitable to give independent financial advice to the Independent Board Committee and the Independent Shareholders on the terms of the Acquisition. As at 31 March 2008, BNP Paribas S.A., our parent company, beneficially owns 97,185,141 H Shares, representing approximately 0.12% of the issued share capital of the Company and 8,126,413 H shares of China Communications Services Corporation Limited (stock code: 552), representing approximately 0.15% of the issued share capital of China Communications Services Corporation Limited. China Communications Services Corporation Limited is an associate of China Telecommunications Corporation. We do not consider these shareholding interests would affect the objectivity of our advice, given the fact that the interests so held in the Company and China Communications Services Corporation Limited are immaterial and are no different from that of the Independent Shareholders.

In arriving at our advice, we have relied on the statements, information and facts supplied, the opinions expressed and the representations made by the Directors, the Company’s advisers and management of the Company including those set out in the Circular and assumed that all statements, intentions, opinions and representations made, for which the Company and the Directors are solely and wholly responsible, were true, complete and accurate at the time they were made and continue to be so in all respects up to and as at the date of the Circular and that they may be relied upon. We have also assumed that all statements of intention of the management or the Directors, as set forth in the Circular, will be implemented and that all of the expectations of the Directors can be met. We have also relied on the assumptions described in the Circular and certain information available to the public and we have assumed such information to be accurate and reliable. We have reviewed, inter alia, the Acquisition Agreement as well as the information prepared by the Company and Beijing Telecom relating to the Acquisition. We consider that we have received and reviewed sufficient information to enable us to form a reasonable basis for our opinion. We have not, however, carried out any independent verification of such information, nor have we conducted an independent investigation into the business and affairs of the Company or Beijing Telecom nor have we conducted any valuation or appraisal of any assets or liabilities, nor have we conducted

LETTER FROM BNP PARIBAS CAPITAL

any form of investigation into the commercial viability of the future prospects of the Company or Beijing Telecom or future prospects of any of the other parties to the aforementioned agreement. We have further assumed that all government, regulatory or other consents and approvals necessary for the effectiveness and implementation of the Acquisition Agreement have been or will be obtained without any adverse effect on the contemplated benefits to the Company. We have been advised by the Directors that no material facts have been omitted from the information and representations provided in and referred to in the Circular and we have no reasons to believe that any material information has been withheld, or doubt the truth or accuracy of the information provided. We have sought confirmation from the Directors that no material facts or information have been omitted from the information supplied and/or opinions expressed.

Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information publicly available to us as of the date of the opinion. We have no obligation to update this opinion to take into account events occurring after this opinion is delivered to the Independent Board Committee and the Independent Shareholders. It should be understood that subsequent developments or changes could occur that, if known at the time we rendered our opinion, would have affected or altered our opinion. We assume no responsibility or liability under such circumstances.

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion, we have taken into consideration each of the principal factors and reasons set out below. Our conclusions are based on the results of all analyses taken as a whole.

1.	Overview of the Acquisition

The Board announced that the Company had entered into the Acquisition Agreement on 31 March 2008, pursuant to which the Company agreed to acquire, and China Telecommunications Corporation, the Company’s controlling shareholder, agreed to sell the entire equity interest in Beijing Telecom, subject to certain conditions.

The consideration for the Acquisition is RMB5,557.00 million (equivalent to approximately HK$6,164.44 million) payable in cash within 15 Business Days after the completion date of the Acquisition.

The Company proposes to enter into a merger agreement with Beijing Telecom upon completion of the Acquisition. Pursuant to the merger agreement, Beijing Telecom will be dissolved and all of their assets, businesses, liabilities, rights and obligations will be assumed by the Company. Completion of the merger will take place upon completion of the de-registration of Beijing Telecom by the relevant authorities. The Board believes that the acquisition of equity interest as described above can increase the efficiency of the acquisition of Beijing Telecom and implementation of the merger by way of absorption after completion of the Acquisition will cause the Group to have an organization structure and management system that are more

LETTER FROM BNP PARIBAS CAPITAL

suitable for the requirements of the Group’s development strategies. They will also enhance the integration and allocation of the Group’s internal resources and further improve the Group’s management standard, execution effectiveness and overall efficiency, which is in the interests of the Company and its Shareholders as a whole.

2.	Rationale for the Acquisition

Beijing Telecom is a limited liability company incorporated under PRC law on 16 July 2002 and wholly owned by China Telecommunications Corporation. The principal businesses of Beijing Telecom are the provision of telecommunications and information services, covering local fixed network services, domestic and international long distance services, broadband services, managed data services, leased line services and integrated information services in the Beijing municipality.

As stated in the “Letter from the Board” in the Circular, the Board considers that the Acquisition provides an opportunity for the Company to (1) provide better services to VIP customers, (2) enhance its market position and competitiveness, (3) enjoy benefits from the increased demand for telecommunications services during the 2008 Olympic Games period and (4) realize operating synergies. As stated in the “Letter from the Board”, the Board is of the view that the Acquisition was entered into on normal commercial terms after arm’s length negotiation, is fair and reasonable, and is in the interests of the Company and its Shareholders as a whole. Further details of the reasons for, and the benefits of the Acquisition are set out in the “Letter from the Board” in the Circular.

We note that the principal businesses of Beijing Telecom are in line with that of the Group. Taking into account of the above reasons and factors, there is no reason for us to doubt the commercial rationale of the Acquisition.

3.	Basis of the Consideration

As stated in the “Letter from the Board”, the consideration for the Acquisition is RMB5,557.00 million (equivalent to approximately HK$6,164.44 million) payable in cash within 15 Business Days after the completion date of the Acquisition. Any increase in net asset value of Beijing Telecom between the appraisal date and completion date as a result of any profit for the period shall be for China Telecommunications Corporation’s account and any diminution in net asset value during the same period resulting from any loss for the period should be compensated in cash by China Telecommunications Corporation to the Company.

LETTER FROM BNP PARIBAS CAPITAL

The consideration to be paid by the Company has been determined after arm’s length negotiations with reference to the appraised value of Beijing Telecom’s net assets of RMB5,556.51 million (equivalent to approximately HK$6,163.90 million) as provided by the PRC appraiser as at 30 September 2007 and various other factors, including among others, the quality of the assets and the financial and operational indicators of Beijing Telecom. As stated in their report, the PRC appraiser prepared their report in accordance with the relevant PRC rules and regulations, including but not limited to “Measures on the administration of the State-owned Assets Evaluation” (Decree No.91 of the State Council of the PRC) .

As at 31 December 2007, the amount of cash and cash equivalents of the Group were approximately RMB20,384.00 million. Since the consideration of the Acquisition will be satisfied by cash and will be funded by the Group’s internal resources, the cash and the cash equivalents of the Group will be reduced accordingly upon Completion. In addition, it is noted that the net asset value of Beijing Telecom is immaterial to those of the Group as at 31 December 2007.

In formulating our opinion, we have also conducted (i) the comparable company trading analysis, and (ii) the comparable precedent transaction analysis.

(i)	Comparable company trading analysis

We have conducted a comparable company analysis using the price to earnings (“P/E”) ratio, a trading ratios commonly used in the telecommunications industry. The purchase price of RMB5,557.00 million for the Acquisition implies a historical 2007 P/E ratio of approximately 11.8 times based on the net profit after taxation and extraordinary items of RMB470.47 million for the year ended 31 December 2007, based on management accounts of Beijing Telecom prepared under International Financial Reporting Standards (“IFRS”) as referred to in the “Letter from the Board”.

In conducting the comparable company analysis, we view the Company and China Netcom as the best comparable companies to Beijing Telecom given that they are all large wireline telecom operators in China which share similar characteristics, including business focus, product offerings, market position, technology platforms, regulatory environment and characteristics of subscriber base.

LETTER FROM BNP PARIBAS CAPITAL

2007 P/E (1, 2) based on the 30 trading days average closing price up to the date of announcement of the Acquisition

Wireline telecom operators
The Company	17.9 times
China Netcom	13.5 times

Simple average	15.7 times

Wireless telecom operators
China Mobile	23.9 times
China Unicom	22.3 times

Simple average	23.1 times

Overall simple average	19.4 times

Notes:

(1)	The 30 trading days average closing price is based on the average closing price of the 30 trading days up to the date of announcement of the Acquisition retrieved from Bloomberg.

(2)	Recurring EPS (exclusion of the amortization income in relation to previously received up-front connection fees) is applied for the P/E ratio of the PRC wireline telecom operators.

As set out in the table above, based on the financials stated by the Company in the “Letter from the Board”, the implied historical 2007 P/E ratio of 11.8 times represents a 33.9% and 12.5% discount to the Company’s and China Netcom’s corresponding P/E ratio respectively based on the 30 trading days average closing price up to the date of announcement of the Acquisition.

In addition, we have also considered in our analysis, but have not relied on, the trading ratios of the overseas listed Chinese wireless telecom operators. These comparable companies display certain common characteristics with Beijing Telecom, though to a lesser degree compared to the Company and China Netcom. The overseas listed Chinese wireless providers, namely China Mobile Limited and China Unicom Limited, are commonly used by investors as valuation references for the Company due to their similar geographical presence and exposure to similar profile of telecom service customers and macro-economic drivers in China.

It should be noted that the businesses, operations and prospects of Beijing Telecom are not entirely same as those comparable companies mentioned in the above; therefore their P/E ratios may not be directly comparable. It should also be noted that those comparable companies are all listed companies. As such, this information should be referenced with care.

LETTER FROM BNP PARIBAS CAPITAL

(ii)	Comparable precedent transaction analysis

Comparable precedent transaction analysis must be viewed in the context of factors that include market dynamics, competitive differences and significance of stake acquired. Below sets forth the most comparable precedent transactions by Chinese telecom operators from their respective connected parties identifying the implied P/E ratio of these transactions.

Announced date	Acquirer	Target	Implied target P/E ratio(5)		Acquirer P/E ratio(1, 5)			Implied P/E ratio premium/ (discount)
			Historical	Forecast(3)	Historical		Forecast(3)
Chinese wireline telecom operators
12 September 2005	China Netcom Group Corporation (Hong Kong) Limited	Acquisition of telecommunications assets in 4 provinces and autonomous region	N/A	9.0 times	N/A		11.2 times	(19.6)%
13 April 2004	The Company	Acquisition of telecommunications assets in 10 provinces and autonomous region from China Telecommunications Corporation	N/A	8.9 times	N/A		13.2 times	(32.6)%
27 October 2003	The Company	Acquisition of telecommunications assets in 6 provinces and autonomous region from China Telecommunications Corporation	N/A	11.5 times	N/A		15.4 times	(25.3)%

Simple average of the Chinese wireline operators			—	9.8 times	—		13.3 times	(25.8)%

Chinese wireless telecom operators
16 November 2007	China Unicom Limited	Acquisition of telecom assets in Guizhou	23.6 times	N/A	28.8 times	(2)	N/A	(18.1)%
28 April 2004	China Mobile Limited	Acquisition of mobile assets in 10 provinces from China Mobile Group	N/A	9.7 times	N/A		11.7 times	(17.1)%
20 November 2003	China Unicom Limited	Acquisition of mobile assets in 9 provinces and autonomous region from China Unicom (BVI) Limited	N/A	12.8 times	N/A		17.3 times	(26.0)%
20 November 2002	China Unicom Limited	Acquisition of mobile assets in 9 provinces and autonomous region from China Unicom (BVI) Limited	14.9 times	10.4 times	17.2 times		16.7 times	(37.7	)%(3)

Simple average of the Chinese wireless operators			19.2 times	11.0 times	23.0 times		15.2 times	(24.7)%

Simple average of the Chinese wireline and wireless operators			19.2 times	10.4 times	23.0 times		14.3 times	(25.2)%

LETTER FROM BNP PARIBAS CAPITAL

Notes:

(1)	The corresponding P/E ratio of these acquirers as at their respective date of announcements.

(2)	Applied the 2006 EPS excluding the unrealised loss on changes in fair value of derivative component of convertible bonds that is not considered to be an indicator of its operating performance in 2006 in consideration of a more conservative view in terms of P/E ratio.

(3)	Based on the forecast P/E ratio as disclosed in the relevant circular.

(4)	The above information is based on the information disclosed in announcements and circulars announced by the relevant telecommunication companies and public available information.

(5)	Recurring EPS (exclusion of the amortization income in relation to previously received up-front connection fees) is applied for the P/E ratio of the Company and China Netcom.

(6)	Certain implied target P/E ratios are shown as “N/A”, meaning not available or not applicable, as the relevant information was either not disclosed in the respective announcements and circulars or the figures were not meaningful as the respective target was not profit making in the corresponding year.

It should be noted that the financial statements of certain target companies were prepared in accordance with their respective local generally accepted accounting principles which may differ from IFRS; therefore, their P/E ratios may not be directly comparable. As such, this information should be referenced with care.

Based on the above, we note that those Chinese telecom operators had acquired assets with historical P/E ratio ranging from 14.9 to 23.6 times or forecast P/E ratio ranging from 8.9 to 12.8 times. The implied historical 2007 P/E ratio for Beijing Telecom of approximately 11.8 times is comparable to the implied P/E ratios of the above precedent transactions.

As a benchmarking reference, we have also considered the discount between (i) the implied target P/E ratio (either historical or forecast) of the precedent transactions and (ii) the corresponding acquirer P/E ratio (corresponding historical or forecast) on their respective date of announcements. We note that the Chinese telecom operators had acquired assets from their parent companies with P/E ratio at a discount of 17.1 to 37.7% and at an average discount of 25.2% to the P/E ratio traded by their share price at the time of the target acquisitions. The implied historical 2007 P/E ratio for Beijing Telecom based on the consideration of approximately 11.8 times represents a discount of approximately 33.9% to the Company’s historical 2007 P/E ratio based on the 30 trading days average closing price up to the date of announcement of the Acquisition, which is within the range of the discount rate mentioned above.

Taking into account the above factors, we consider that the purchase price of the Acquisition to be fair and reasonable.

LETTER FROM BNP PARIBAS CAPITAL

CONCLUSION

Having considered the above principal reasons and factors, we are of the view that the Acquisition is in the usual and ordinary course of business and is entered into on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we would advise the Independent Board Committee to recommend the Independent Shareholders to and also recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the Extraordinary General Meeting to approve the Acquisition.

Yours faithfully,

For and on behalf of

BNP Paribas Capital (Asia Pacific) Limited

Isadora Li

Head of Investment Banking, North Asia

APPENDIX I	PROPERTY VALUATION REPORT

The following is the text of a letter, a summary of values and valuation certificates, prepared for the purpose of incorporation inclusion in this circular, received from Savills Valuation and Professional Services Limited, an independent property valuer, in connection with their valuations as at 31 January 2008 of the property interests of Beijing Telecom.

The Directors

China Telecom Corporation Limited

31 Jinrong Street

Xicheng District

Beijing, 100032

The People’s Republic of China

14 April 2008

Dear Sirs

In accordance with the instructions from China Telecom Corporation Limited (the “Company”) for us to value the properties held by China Telecom Group Beijing Corporation (“Beijing Telecom”) in the People’s Republic of China (the “PRC”), we confirm that we have carried out inspections, made relevant enquiries and carried out searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of values of such properties as at 31 January 2008 for inclusion in a circular issued by the Company.

Our valuation of each of the properties represent our opinion of its market value which we would define as intended to mean “the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm’s-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently, and without compulsion”.

The market value is the best price reasonably obtainable in the market by the seller and the most advantageous price reasonably obtainable in the market by the buyer. This estimate specifically excludes an estimated price inflated or deflated by special terms

APPENDIX I	PROPERTY VALUATION REPORT

or circumstances such as atypical financing, sale and leaseback arrangements, joint ventures, management agreements, special considerations or concessions granted by anyone associated with the sale, or any element of special value. The market value of a property is also estimated without regard to costs of sale and purchase, and without offset for any associated taxes.

In valuing the properties in the PRC, we have assumed that transferable land use rights in respect of the properties for their specific terms at nominal land use fees have been granted and that all requisite land premium payable has been fully settled. We have also assumed that the owners of the properties have enforceable titles to the properties and have free and uninterrupted rights to use, occupy or assign the properties for the whole of the respective unexpired terms granted.

In valuing the properties in Group I, which are held by Beijing Telecom in the PRC, we have valued them by direct comparison approach by making reference to the comparable market transactions assuming sale with vacant possession and where appropriate, on the basis of the capitalization of the rental incomes derived from existing tenancies with due allowance for the reversionary income potential of the properties.

In valuing the properties in Group II, which are rented by Beijing Telecom in the PRC, we have assigned no commercial values to these properties due to the short term nature of the leases or prohibition against assignment or subletting or otherwise due to the lack of substantial profit rent.

We have been provided with copies of the title documents relating to the properties. However, we have not inspected the original documents to verify the ownership or to ascertain the existence of any amendments that may not appear on the copies handed to us. In the course of our valuation, we have relied to a very considerable extent on the information given by the Company and its legal adviser, Jingtian & Gongcheng, on PRC laws, regarding the titles to the properties. We have also accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, particulars of occupancy, estimated completion dates, site and floor areas, and other relevant information. Dimensions, measurements and areas included in the valuation certificates are based on information contained in the documents provided to us and are therefore only approximations. No on-site measurements have been made. We have had no reason to doubt the truth and accuracy of the information provided to us by the Company which is material to our valuation. We were also advised that no material facts have been omitted from the information supplied.

We have inspected the exterior and, where possible, the interior of the properties. During the course of our inspection, we did not note any serious defects. However, no structural survey has been made, we are therefore unable to report that the properties are free from rot, infestation or any other structural defects. No tests were carried out to any of the services. We have not carried out any site investigations to determine the suitability of the ground conditions and the services etc, for any future development. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

APPENDIX I	PROPERTY VALUATION REPORT

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the properties nor for any expenses or taxation which may be incurred in effecting a sale. It is assumed that all the properties are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

In valuing the properties, we have complied with the requirements contained within the provisions of Chapter 5 and Practice Notes 12 and 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Valuation Standards on Properties (First Edition 2005) published by the Hong Kong Institute of Surveyors.

Unless otherwise stated, all money amounts stated are in Renminbi.

We enclose herewith our summary of values and valuation certificates.

Yours faithfully,

For and on behalf of

Savills Valuation and Professional Services Limited

Charles C K Chan

MSc FRICS FHKIS MCIArb RPS (GP)

Managing Director

Note:	Charles C K Chan, Chartered Estate Surveyor, MSc, FRICS, FHKIS, MCIArb, RPS (GP), has about 23 years of experience in the valuation of properties in Hong Kong and about 18 years of experience in the valuation of properties in the PRC.

APPENDIX I	PROPERTY VALUATION REPORT

SUMMARY OF VALUES

Group I – Properties held by Beijing Telecom in the PRC

No.	Property	Market value in existing state as at 31 January 2008
1.	Xidan Telecommunications Building,	RMB603,000,000
No. 107 North Xidan Street,
Xicheng District,
Beijing,
PRC

2.	Room B207 in Basement 2,	RMB2,960,000
Henghua International Building,
No. 26 Yuetan North Street,
Xicheng District,
Beijing,
PRC

3.	Telecom Complex Building of Desheng Technology	RMB150,000,000
Building,
No.119 Deshengmen Wai Avenue,
Xicheng District,
Beijing,
PRC

4.	Units 108 to 112 on Level 1 and Unit 301 on Level 3,	RMB43,700,000
Building No.1,
No.1 East Shangdi Road,
Haidian District,
Beijing,
PRC

5.	Level 2 and Level 3 of Building No. 27,	RMB112,000,000
Zhaowei Industry Park,
No. 14 Jiuxian Qiao,
Chaoyang District,
Beijing,
PRC

APPENDIX I	PROPERTY VALUATION REPORT

No.	Property	Market value in existing state as at 31 January 2008
6.	Room 203 of Unit No.5 and	RMB4,370,000
Rooms 202, 402 and 403 of Unit No.6,
Building No. 5,
Douban Hutong,
Dongcheng District,
Beijing,
PRC

7.	Room 202 of Unit No.1 and	No commercial value
Rooms 402, 1002 of Unit No.3 and
Room 201 of Unit No.7,
Building No. 204,
Xiaoguan North,
Chaoyang District,
Beijing,
PRC

8.	Unit 101 on Level 1B of Blocks A and B,	RMB292,870,000
Warehouse 01 in Basement 1 of Block B
and office 401 on Level 4 of Block B,
Yang Qiao Telecom Complex,
No.13 Da Hong Men West Road,
Fengtai District,
Beijing,
PRC

9.	Block No. 1, Jin Hai International Complex,	RMB202,450,000
No. 21 Guang Qu Road,
Chaoyang District,
Beijing,
PRC

10.	China Telecom Building,	RMB1,198,000,000
Northwest side of Chaoyangmen Bridge,
Beijing,
PRC

APPENDIX I	PROPERTY VALUATION REPORT

No.	Property	Market value in existing state as at 31 January 2008
11.	Portion of Olympic Digital Beijing Building,	RMB147,860,000
Beijing Olympic Central Area,
Beijing,
PRC

	Sub-total	RMB2,757,210,000

Group II – Properties rented by Beijing Telecom in the PRC

12.	Various properties located in Beijing, PRC	No commercial value

	Sub-total	No commercial value
	Total	RMB2,757,210,000

APPENDIX I	PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

Group I – Properties held by Beijing Telecom in the PRC

No.	Property	Description and tenure			Particulars of occupancy	Market value in existing state as at 31 January 2008
1.	Xidan Telecommunications Building, No. 107 North Xidan Street, Xicheng District, Beijing, PRC

The property comprises a 10- storey plus a 3-level basement office building erected on a rectangular site with an area of approximately 2,985.60 sq.m. (32,137 sq.ft.). It was completed in 2002.

The total gross floor area of the property is approximately 30,430.60 sq.m. (327,554 sq.ft.), the breakdown of which is as follows:

					Except for a portion of the property with a total gross floor area of approximately 886.776 sq.m. which are subject to two tenancies at a total annual rental of approximately RMB2,809,279, the property is occupied by Beijing Telecom as an office and switch room.	RMB603,000,000

		Use	Gross Floor Area
			(sq.m.)	(sq.ft.)
		Levels 1-10	21,788.94	234,536
		Basements	8,021.68	86,345
		Ancillary facilities	619.98	6,673

		Total	30,430.60	327,554

		The land use rights of the property have been granted for a term expiring on 31 May 2044 for composite uses.

Notes:

(1)	Pursuant to State-owned Land Use Certificate Jing Shi Xi Guo Guo Yong (2004 Chu) No. 10128 , the land use rights of a parcel of land with a site area of 2,985.60 sq.m. have been granted to Beijing Telecom for a term expiring on 31 May 2044 for composite uses.

(2)	Pursuant to Building Ownership Certificate Jing Fang Quan Zheng Shi Xi Guo Zi No. 10148 , the building ownership of the property is vested in Beijing Telecom.

(3)	We have been provided with a legal opinion on the title to the property issued by the Company’s PRC legal adviser, which contains, inter-alia, the following information:

(i)	Beijing Telecom has legally obtained the land use rights and the building ownership of the property; and

(ii)	Beijing Telecom is entitled to transfer, lease, mortgage or dispose of by any other legal means the said land use rights and building ownership of the property.

APPENDIX I	PROPERTY VALUATION REPORT

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 January 2008
2.	Room B207 in Basement 2, Henghua International Building, No. 26 Yuetan North Street, Xicheng District, Beijing, PRC

The property comprises a unit in Basement 2 of an 8-storey plus a 3-level basement commercial building completed in 2004.

The gross floor area of the property is approximately 249.29 sq.m. (2,683 sq.ft.).

The land use rights of the property have been granted for a term expiring on 16 June 2052 for underground office use.

			The property is occupied by Beijing Telecom as switch room.	RMB2,960,000

Notes:

(1)	Pursuant to State-owned Land Use Certificate Jing Shi Xi Guo Guo Yong (2007 Chu) No.0000449 , the land use rights of a parcel of land with a site area of 37.98 sq.m. have been granted to Beijing Telecom for a term expiring on 16 June 2052 for underground office use.

(2)	Pursuant to Building Ownership Certificate Jing Fang Quan Zheng Shi Xi Qi Zi No. 4240013 , the building ownership of the property is vested in Beijing Telecom.

(3)	We have been provided with a legal opinion on the title to the property issued by the Company’s PRC legal adviser, which contains, inter-alia, the following information:

(i)	Beijing Telecom has legally obtained the land use rights and the building ownership of the property; and

(ii)	Beijing Telecom is entitled to transfer, lease, mortgage or dispose of by any other legal means the said land use rights and building ownership of the property.

APPENDIX I	PROPERTY VALUATION REPORT

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 January 2008
3.	Telecom Complex Building of Desheng Technology Building, No. 119 Deshengmen Wai Avenue, Xicheng District, Beijing, PRC

The property comprises a 4-storey plus a 2-level basement office building completed in 2005.

The total gross floor area of the property is approximately 8,971.75 sq.m. (96,572.sq.ft.).

The land use rights of the property have been granted for a term expiring on 29 June 2054 for office use.

			Except for Level 5 with a gross floor area of approximately 1,406 sq.m. which is subject to a tenancy for a term of 1 year from 1 January 2007 at an annual rental of RMB646,620, the property is occupied by Beijing Telecom as office and switch room.	RMB150,000,000

Notes:

(1)	Pursuant to Building Ownership Certificate Jing Fang Quan Zheng Xi Guo Zi No. 118751 , the building ownership of the property is vested in Beijing Telecom.

(2)	We have been provided with a legal opinion on the title to the property issued by the Company’s PRC legal adviser, which contains, inter-alia, the following information:

(i)	Beijing Telecom has legally obtained the building ownership of the property and is entitled to transfer, lease, mortgage or dispose of by any other legal means of the property; and

(ii)	Beijing Telecom has applied for the change of ownership in respect of the State-owned Land Use Certificate of the land on which the property is occupied. There are no material legal impediments for Beijing Telecom to obtain the said Land Use Certificate.

APPENDIX I	PROPERTY VALUATION REPORT

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 January 2008
4.	Units 108 to 112 on Level 1 and Unit 301 on Level 3, Building No.1, No.1 East Shangdi Road, Haidian District, Beijing, PRC

The property comprises 5 units on Level 1 and the whole of Level 3 of a 13-storey office building completed in 2004.

The total gross floor area of the property is approximately 5,594.61 sq.m. (60,220 sq ..ft.).

The land use rights of the property have been granted for a term expiring on 23 November 2053 for industrial use.

			The property is occupied by Beijing Telecom as office and switch room.	RMB43,700,000

Notes:

(1)	Pursuant to Building Ownership Certificate Jing Fang Quan Zheng Hai Qi Yi Zi No. 0050908 , the building ownership of the property is vested in Beijing Telecom.

(2)	We have been provided with a legal opinion on the title to the property issued by the Company’s PRC legal adviser, which contains, inter-alia, the following information:

(i)	Beijing Telecom has legally obtained the building ownership of the property and is entitled to transfer, lease, mortgage or dispose of by any other legal means of the property; and

(ii)	Beijing Telecom has applied for the change of ownership in respect of the State-owned Land Use Certificate of the land on which the property is occupied. There are no material legal impediments for Beijing Telecom to obtain the said Land Use Certificate.

APPENDIX I	PROPERTY VALUATION REPORT

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 January 2008
5.	Level 2 and Level 3 of Building No. 27, Zhaowei Industry Park, No. 14 Jiuxian Qiao, Chaoyang District, Beijing, PRC

The property comprises Level 2

and Level 3 of a 4-storey

building completed in 1998.

The total gross area of the

property is approximately

14,361.32 sq.m. (154,585 sq.ft.).

The land use rights of the

property have been granted for a

term of 50 years industrial use.

			The property is occupied by Beijing Telecom as an office and switch room.	RMB112,000,000

Notes:

(1)	Pursuant to Building Ownership Certificate Jing Fang Quan Zheng Chao Qi Zi No. 504425 , the building ownership of the property is vested in Beijing Telecom.

(2)	We have been provided with a legal opinion on the title to the property issued by the Company’s PRC legal adviser, which contains, inter-alia, the following information:

(i)	Beijing Telecom has legally obtained the building ownership of the property and is entitled to transfer, lease, mortgage or dispose of by any other legal means of the property; and

(ii)	Beijing Telecom has applied for the change of ownership in respect of the State-owned Land Use Certificate of the land on which the property is occupied. There are no material legal impediments for Beijing Telecom to obtain the said Land Use Certificate.

APPENDIX I	PROPERTY VALUATION REPORT

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 January 2008
6.	Room 203 of Unit No. 5 and Rooms 202, 402 and 403 of Unit No. 6, Building No. 5, Douban Hutong, Dongcheng District, Beijing, PRC

The property comprises four residential units on Levels 2 and 4 of an 11-storey residential building completed in the early 2000’s.

The total gross floor area of the property is approximately 286.36 sq.m. (3,082 sq.ft.).

The land use rights of the property have been granted for a term of 70 years for residential use.

			The property is occupied by Beijing Telecom as staff quarters.	RMB4,370,000

Notes:

(1)	Pursuant to Building Ownership Certificates Jing Fang Quan Zheng Dong Guo Zi Zi Nos. B11232, B11233, B10869, and B10866 , the building ownership of the property is vested in Beijing Telecom.

(2)	We have been provided with a legal opinion on the title to the property issued by the Company’s PRC legal adviser, which contains, inter-alia, the following information:

(i)	Beijing Telecom has legally obtained the building ownership of the property and the rights to use the land on which the said property is erected. Beijing Telecom is the legal owner of the property; and

(ii)	Beijing Telecom is entitled to transfer, lease, mortgage or dispose of by any other legal means of the property.

APPENDIX I	PROPERTY VALUATION REPORT

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 January 2008
7.	Room 202 of Unit No.1 and Rooms 402, 1002 of Unit No.3 and Room 201 of Unit No.7, Building No. 204, Xiaoguan North, Chaoyang District, Beijing, PRC

The property comprises four residential units of an 11-storey residential building completed in about 2002.

The total gross floor area of the property is approximately 227.80 sq.m. (2,452 sq.ft.).

The land use rights of the property have been granted for a term expiring in 2072.

			The property is occupied by Beijing Telecom as staff quarters.	No commercial value

Notes:

(1)	We have been provided with a legal opinion on the title to the property issued by the Company’s PRC legal adviser, which contains, inter-alia, the following information:

(i)	the building ownership of the property was originally vested in and was later transferred to Beijing Telecom through internal asset allocation; and

(ii)	Beijing Telecom has not obtained the legal title document to the property. However, Beijing Telecom has the rights to use and occupy the property through the said internal allocation and no title dispute exists.

(2)	We have assigned no commercial value to the property as Beijing Telecom has not obtained the Land Use Certificate and Building Ownership Certificate of the property.

APPENDIX I	PROPERTY VALUATION REPORT

No.	Property	Description and tenure			Particulars of occupancy	Market value in existing state as at 31 January 2008
8.	Unit 101 on Level 1B of Blocks A and B, Warehouse 01 in Basement 1 of Block B and office 401 on Level 4 of Block B, Yang Qiao Telecom Complex, No.13 Da Hong Men West Road, Fengtai District, Beijing, PRC

The property comprises portions of Basement 1, Level 1 and Level 4 of an 11-storey plus a 3-level basement commercial building completed in 2007.

The total gross floor area of the property is approximately of 21,862.55 sq.m. (235,328 sq.ft.), the breakdown of which is as follows:

					The property is under interior decoration.	RMB292,870,000

		Use	Gross Floor Area
			(sq.m.)	(sq.ft.)
		Office	14,443.09	155,465
		Commercial	5,264.33	56,665
		Underground storeroom	2,155.13	23,198

		Total	21,862.55	235,328

		The land use rights of the property have been granted for a term expiring on 11 October 2045 for commercial use, 11 October 2055 for office use, 11 October 2055 for underground car park use, and 11 October 2055 for underground storage use.

Notes:

(1)	Pursuant to State-owned Land Use Certificate Jing Feng Guo Yong (2006 Chu) No. 002700 , the land use rights of a parcel of land with a site area of 13,353.31 sq.m. have been granted to Beijing Yin Fan Base Real Estate Development Limited (“Beijing Yin Fan”) for terms expiring on 11 October 2045 for commercial use, 11 October 2055 for office use, 11 October 2055 for underground car park use, 11 October 2055 for underground storage use.

(2)	Pursuant to three Commodity Housing Pre-sale Contract Nos. Y373642, Y373672 and Y373525 entered into between Beijing Yin Fan and Beijing Telecom on 23 November 2006, Beijing Telecom has agreed to purchase the property at a consideration of RMB197,780,627.00.

(3)	We have been provided with a legal opinion on the title to the property issued by the Company’s PRC legal adviser, which contain, inter-alia, the following information:

(i)	Beijing Yin Fan has legally obtained the land use rights of the land on which the property is erected;

(ii)	Beijing Yin Fan has obtained all the approvals from the relevant authorities for the construction of the property; and

(iii)	after the delivery of the property to Beijing Telecom, Beijing Telecom has the rights to apply for the change of ownership in respect of the Land Use Certificate and the Building Ownership Certificate of the property. There are no material legal impediments for Beijing Telecom to obtain the Land Use Certificate and Building Ownership Certificate of the property.

APPENDIX I	PROPERTY VALUATION REPORT

No.	Property	Description and tenure			Particulars of occupancy	Market value in existing state as at 31 January 2008
9.	Block No. 1, Jin Hai International Complex, No. 21 Guang Qu Road, Chaoyang District, Beijing, PRC

The property comprises various portions of a 5-storey plus a 3-level basement commercial building completed in 2007.

The total gross floor area of the property is approximately 13,225.86 sq.m. (142,363 sq.ft.), the breakdown of which is as follows:

					The property has been delivered to the Beijing Telecom and will be occupied as office and switch room.	RMB202,450,000

		Use	Gross Floor Area
			(sq.m.)	(sq.ft.)
		Office	1,694.73	18,242
		Commercial	5,830.99	62,765
		Car Park	5,700.14	61,356

		Total	13,225.86	142,363

		The land use rights of the property have been granted for a term expiring on 29 August 2044 for commercial use, 29 August 2054 for mixed use and underground car park use.

Notes:

(1)	Pursuant to State-owned Land Use Certificate Jing Chao Guo Yong (2005 Chu) No. 0373 , the land use rights of a parcel of land with a site area of 16,553.52 sq.m. have been granted to Beijing Yuan Hai Real Estate Development Limited (“Beijing Yuan Hai”) for terms expiring on 29 August 2044 for commercial use and 29 August 2054 for mixed uses and underground car park use.

(2)	Pursuant to three Commodity Housing Pre-sale Contract Nos. Y82900, Y82975 and Y87992 entered into between Beijing Yin Fan and Beijing Telecom on 29 August 2005, Beijing Telecom has agreed to purchase the property at a consideration of RMB77,922,821.00.

(3)	We have been provided with a legal pinion on the title to the property which is issued by the Company’s PRC legal adviser, which contains, inter-alia, the following information:

(i)	Beijing Yuan Hai has legally obtained the land use rights of the land on which the property is erected;

(ii)	Beijing Yuan Hai has obtained all the approvals from the relevant authorities for the construction of the property; and

(iii)	after the delivery of the property to Beijing Telecom, Beijing Telecom has the rights to apply for the change of ownership in respect of the Land Use Certificate and the Building Ownership Certificate of the property. There are no material legal impediments for Beijing Telecom to obtain the said Land Use Certificate and Building Ownership Certificate of the property.

APPENDIX I	PROPERTY VALUATION REPORT

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 January 2008
10.	China Telecom Building, Northwest side of Chaoyangmen Bridge, Beijing, PRC

The property comprises an 18- storey plus a 4-level basement commercial building erected on a rectangular site area with an area of approximately 6,280.32 sq.m. (67,601 sq.ft.). The building was completed in 2006.

The total gross floor area of the property is approximately 55,413.80 sq.m. (596,474 sq.ft.).

The land use rights of the property have been granted for a term expiring on 16 October 2053 for composite (office) and underground car park uses respectively.

			Except for a portion of Level 1 with a gross floor area of approximately 562.7 sq.m. which is subject to a tenancy for a term of 10 years from 1 February 2007 at an annual rental of approximately RMB2,465,000, the property is occupied by Beijing Telecom as office and switch room.	RMB1,198,000,000

Notes:

(1)	Pursuant to State-owned Land Use Certificate Jing Dong Guo Yong (2005 Chu) No. A00499 , the land use rights of a parcel of land with a site area of 6,280.32 sq.m. have been granted to Beijing Telecom for a term expiring on 16 October 2053 for composite (office) and underground car park uses respectively.

(2)	We have been provided with a legal opinion on the title to the property issued by the Company’s PRC legal adviser, which contains, inter-alia, the following information:

(i)	Beijing Telecom has legally obtained the land use rights of the land on which the property is erected;

(ii)	Beijing Telecom has obtained all the approvals from the relevant authorities for the construction of the property;

(iii)	upon the completion of the property and examination upon project completion, Beijing Telecom has the rights to apply for the change of ownership in respect of the Building Ownership Certificate of the property. There are no material legal impediments for Beijing Telecom to obtain the said Building Ownership Certificate of the property; and

(iv)	after obtaining the relevant title documents, Beijing Telecom is entitled to transfer, lease, mortgage or dispose of by any other legal means the land use rights and the building ownership of the property.

APPENDIX I	PROPERTY VALUATION REPORT

No.	Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 31 January 2008
11.	Portion of Olympic Digital Beijing Building, Beijing Olympic Central Area, Beijing, PRC

The property comprises portion of an 11-storey plus a 2-level basement office building completed in 2007.

The total gross floor area of the property is approximately 6,800 sq.m. (73,195 sq.ft.).

The land use rights of the property have been granted for terms expiring on 30 August 2044 for commercial use and 30 August 2054 for underground car park use.

			The property has been delivered to Beijing Telecom and will be occupied as switch room.	RMB147,860,000

Notes:

(1)	Pursuant to State-owned Land Use Certificate Jing Chao Guo Yong (2005 Chu) No. 0372 , the land use rights of a parcel of land with a site area of 15,954 sq.m. have been granted to for terms expiring on 30 August 2044 and 30 August 2054 for commercial and underground car park uses respectively.

(2)	Pursuant to the Framework Agreement in respect of Co-operation for the construction of Digital Beijing Building on 31 October 2003, Beijing Telecom will be allocated for a gross floor area of 6,800 sq.m. upon completion of Digital Beijing Building.

(3)	We have been provided with a legal opinion on the title to the property issued by the Company’s PRC legal adviser, which contains, inter-alia, the following information:

(i)	all approvals from the relevant authorities have been obtained for the construction of the development; and

(ii)	there are no material legal impediments for Beijing Telecom to obtain the Land Use Certificate and Building Ownership Certificate of the property.

APPENDIX I	PROPERTY VALUATION REPORT

Group II – Properties rented by Beijing Telecom in the PRC

No.	Property	Description and tenancy details	Particulars of occupancy	Market value in existing state as at 31 January 2008
12.	Various properties located in Beijing, PRC

The properties comprise 157 units in various buildings completed in between 1985 and 2008.

The total gross floor area of the property is approximately 15,992.45 sq.m. (172,143 sq.ft.).

The properties are leased to Beijing Telecom from various independent third parties at a total annual rental of approximately RMB10,688,000.

			The properties are occupied by Beijing Telecom as switch rooms.	No commercial value

Note:

We have been provided with a legal opinion on the legality of the lease agreements to the properties issued by the Company’s PRC legal adviser, which contains, inter-alia, the following information:

(i)	the lessors of 15 units are the owners of these properties and have the rights to lease them out; and

(ii)	it is unable to determine whether the remaining 142 lessors are the owners of these properties. Should the said 142 lessors are not the owners of such properties, Beijing Telecom is liable to the potential risks for leasing the said properties as they may not be the legal occupiers.

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	DIRECTORS’ AND SUPERVISORS’ INTERESTS IN CONTRACTS AND ASSETS

(i)	As at the Latest Practicable Date, none of the Directors and Supervisors had any material interest, whether directly or indirectly, in any significant contracts entered into by the Company, any of its holding companies or subsidiaries or subsidiaries of the Company’s holding company, apart from their service contracts.

(ii)	As at the Latest Practicable Date, none of the Directors and Supervisors had any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

3.	DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at the Latest Practicable Date, none of the Directors and Supervisors had any interests or short positions in the shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning in Part XV of the SFO) as recorded in the register required to be maintained under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

As at the Latest Practicable Date, the Company had not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right.

APPENDIX II	GENERAL INFORMATION

4.	MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at the Latest Practicable Date, the interests or short positions of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO are as follows:

Name of Shareholders	Number of shares held		Type of Shares	% of the respective type of shares in issue	% of the total issued share capital	Capacity
China Telecommunications Corporation	57,377,053,317 (Long position	)	Domestic shares	85.57%	70.89%	Beneficial owner
Guangdong Rising Assets Management Co., Ltd	5,614,082,653 (Long position	)	Domestic shares	8.37%	6.94%	Beneficial owner
Deutsche Bank Aktiengesellschaft	1,051,410,653 (Long position	)	H Shares	7.58%	1.30%	Beneficial owner of 887,084,953 shares, investment manager of 121,116,000 shares, and having security interest of 43,209,700 shares
	981,514,949 (Short position	)	H Share	7.07%	1.21%	Beneficial owner of 970,796,137 shares, investment manager of 122,200 shares, and having security interest of 10,596,612 shares
ABN AMRO Holding N.V.	836,776,354 (Long position	)	H Shares	6.03%	1.03%	Beneficial owner
	1,954,598,922 (Short position	)	H Shares	14.08%	2.42%	Beneficial owner

Save as stated above, as at the Latest Practicable Date, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

APPENDIX II	GENERAL INFORMATION

As at the Latest Practicable Date, the interests of persons who are, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group are as follows:

Name of non-wholly owned subsidiary	Substantial shareholder	Percentage of interest
Zhejiang Public Information System Integration Co. Ltd.	Zhejiang Telecom Industry Corporation	38.16%

Fujian Fujitsu Communication Software Co., Ltd.	Fujitsu Limited	39.00%

Sichuan Telecom Yellow Papers Information Corporation Limited	China Telecom Group Yellow Pages Information Company Limited	10.00%

Colorful Impression of Guizhou Internet Media Co., Ltd.	Guizhou Daily Newspaper Group	23.00%

Zhejiang Hongcheng Computer Systems Co., Ltd.	Zhang Luhang	12.75%

Shanghai Bell Atlantic Yellow Pages Advertising Co., Ltd	Bell Atlantic Advertising (China) Company	49.00%

Shanghai Information Network Company Limited	Shanghai Information Investment Company Limited	30.00%

Shanghai Ideal Information Industry (Group) Company Limited	Shanghai Information Industry (Group) Company Limited	30.00%

Shanghai Symphony Communications Company Limited	Shanghai Information Investment Company Limited	15.00%

Shanghai Telecom Home Broadband Network Company Limited	Shanghai Wingo Infrastructure Construction Company Limited	40.00%

Shanghai Telecom Smartel Broadband Network Company Limited	Shanghai Smartel Broadband Network Company Limited	40.00%

Shanghai Telecom Haplink Network Company Limited	Shanghai Hi-Tech Park Development Corporation	49.00%

APPENDIX II	GENERAL INFORMATION

Name of non-wholly owned subsidiary	Substantial shareholder	Percentage of interest
Shanghai KDDI Communications Engineering Company Limited	KDDI Corporation	49.00%

Shanghai Aitian Polytechnic Company Limited	Shanghai Puheng Information Communication Technology Company Limited	49.00%

Shanghai Xinhua Telecom Web TV Co., Ltd.	Shanghai News Agency Bureau & Shanghai News Information Center	40.00%

Shanghai JinLiTong Communication Technology Co., Ltd	Shanghai Ming Tong Industry Invest Co., Ltd.	49.00%

21CN Corporation Limited	Guangdong Southern Communication Group Corporation	20.00%

Shenzhen Shekou InfoLand Co., Ltd	China Merchants Shekou Industrial Zone Co., Ltd.	50.00%

Shenzhen High-Tech Industrial Park Information Network Co., Ltd.	Service Centre of Shenzhen High-tech Industrial Park	50.00%

Guangdong South Satellite Telecommunication Service Co., Ltd.	Guangdong Telecom Network Planning and Development Research Centre	10.00%

Shenzhen Telecommunications Development General Corporation	Shenzhen Investment Holding Company Limited	20.00%

Save as stated above, as at the Latest Practicable Date, no other persons are, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

APPENDIX II	GENERAL INFORMATION

5.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors and Supervisors had entered into any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

6.	COMPETING INTEREST

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors and his/her respective associate(s) is interested in any business apart from the Group’s business, which competes or is likely to compete, either directly or indirectly, with the Group’s business.

7.	PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to the Articles of Association, a general voting shall he made at the shareholders meeting by a show of hands. However, (i) chairman of the meeting, (ii) at least two Shareholders or proxies of such shareholders with voting rights, and (iii) one or more shareholders including proxy or proxies of such shareholders accounting individually or jointly 10%, or more of the Company shares with voting right(s), shall have the right to request for a voting by poll before or after a voting by show of hands.

Issues concerning election of the chairman or suspension of a meeting shall be voted by poll. Other issues shall he voted by poll at the time to be decided by the chairman, and the meeting can go on with discussion of other matters. The result of such voting shall also be regarded as the resolution adopted at the meeting. A person who has made a request for voting by poll can withdraw it.

8.	MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2007, being the date of the latest published audited consolidated financial statements of the Group.

9.	CONSENTS

BNP Paribas Capital issued a letter dated 14 April 2008 for the purpose of incorporation in this circular, in connection with its advice to the Independent Board Committee and the Independent Shareholders in relation to the terms of the Acquisition Agreement.

Savills issued a property valuation report dated 14 April 2008 for the purpose of incorporation in this circular.

Each of BNP Paribas Capital and Savills have given and have not withdrawn their respective written consents to the issue of this circular with the inclusion of their letters and reports, as the case may be, and references to their names in the form and context in which they respectively appear.

APPENDIX II	GENERAL INFORMATION

As at 31 March 2008, BNP Paribas S.A., the parent company of BNP Paribas Capital held 97,185,141 H Shares, representing approximately 0.12% of the issued share capital of the Company. Save as disclosed above, as at 31 March 2008, BNP Paribas Capital was not beneficially interested in the share capital of any member of the Group or had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and not had any interest, either directly or indirectly, in any assets which have been, since the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

10.	QUALIFICATIONS OF EXPERTS

The following are the qualifications of the professional advisers who have given opinions or advice contained in this circular:

Names	Qualifications
BNP Paribas Capital	licensed by the Securities and Futures Commission for Types 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

CICC	licensed by the Securities and Futures Commission for Types 1, 4, 6 and 9 regulated activities under the SFO

Savills	professional surveyors and valuers

As at the Latest Practicable Date, neither CICC nor Savills was beneficially interested in the share capital of any member of the Group or had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and not had any interest, either directly of indirectly, in any assets which have been, since the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

11.	MISCELLANEOUS

(a)	The Company Secretary is Yung Shun Loy, Jacky, qualified accountant.

(b)	The registered office and head office of the Company is 31 Jinrong Street, Xicheng District, Beijing 100032, PRC.

APPENDIX II	GENERAL INFORMATION

12.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Freshfields Bruckhaus Deringer at 11th Floor, Two Exchange Square, Central, Hong Kong during normal business hours on any business day from the date of this circular until 28 April 2008:

(a)	the Acquisition Agreement;

(b)	the articles of association of the Company;

(c)	the letter of consent referred to in paragraph 9 of this Appendix;

(d)	the letter of recommendation from the Independent Board Committee, the text of which is set out on pages 11 to 12 of this circular;

(e)	the letter from BNP Paribas Capital dated 14 April 2008, the text of which is set out in pages 13 to 21 of this circular; and

(f)	the property valuation report dated 14 April 2008 prepared by Savills, a summary of which is set out in Appendix I to this circular.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held in the Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong at 12:00 noon or immediately after the Company’s annual general meeting for the financial year ended 31 December 2007 on 30 May 2008 to consider and, if thought fit, pass the following businesses:

ORDINARY RESOLUTION

1.	“THAT the equity transfer agreement dated 31 March 2008 (“Acquisition Agreement”) entered into between the Company and China Telecommunications Corporation, a copy of which has been initialled by the chairman of this meeting (the “Chairman”), pursuant to which, inter alia, China Telecommunications Corporation has agreed to sell, and the Company has agreed to purchase, the entire equity interest in Beijing Telecom at a purchase price of RMB5,557.00 million payable in cash within 15 Business Days after the date of completion of the Acquisition, is hereby generally and unconditionally approved and any director of the Company is hereby authorized to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of the Acquisition Agreement.”

SPECIAL RESOLUTIONS

2.	“THAT subject to the passing of ordinary resolution no. 1, the articles of association of the Company (the “Articles of Association”) be and are hereby amended as follows:

Paragraph 2 of Article 13 of the Articles of Association shall be amended as follows:

“The Company’s scope of business is as follows:

Permitted businesses: operate various domestic fixed telecommunications network and facilities (including the local wireless ring circuit); operate voice, digital, image and multi media communications and information services on the

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

foundation of the fixed telecommunication networks; make settlements with foreign telecommunications operators in relation to international telecommunication businesses in accordance with the State provisions (the above businesses are limited to Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxian and Xinjiang).

General businesses: engage in system integration, technology development, technology services, technology training, technology consulting, information consulting relating to communications and information businesses; production, sale, installation, design and construction of equipment, computer hardware and software; property leasing; leasing of communications facilities; design, construction and maintenance of safety technologies and security systems; advertising.”

THAT any director of the Company be and is hereby authorized to take all actions which in their opinion are necessary or desirable to complete the procedures for the approval and/or registration or filing of the aforementioned amendment of the Articles of Association.”

3.	“THAT subject to the passing of ordinary resolution no. 1, the merger of the Company with Beijing Telecom by way of absorption after completion of the Acquisition be and is hereby approved and that any director of the Company be and is hereby authorized to do all such acts, execute all such documents and adopt all such steps as it deems necessary, appropriate or suitable to implement the merger.”

By Order of the Board

China Telecom Corporation Limited

Yung Shun Loy, Jacky

Company Secretary

Beijing, PRC, 14 April 2008

Notes:

(1)	Capitalised terms used in this Notice shall have the same meanings ascribed to such terms in the Company’s circular to shareholders dated 14 April 2008.

(2)	Buyers who submit the share transfer application forms to the Company’s share registrar before 4:30 p.m. on 29 April 2008 and then register as shareholders on the register of members of the Company are entitled to attend the extraordinary general meeting.

(3)	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder.

(4)	Concerning special resolution no. 2 above, as the Articles of Association only exist in Chinese, the Chinese text of the relevant proposed resolution shall prevail over the English text.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

(5)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares or to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the extraordinary general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes.

(6)	The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited

Room 1806-1807, 18th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

(7)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(8)	The registration procedure for attending the extraordinary general meeting:

Shareholders attending the extraordinary general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present a copy of the relevant resolution of the board or other decision making authority in order to attend the extraordinary general meeting.

(9)	Shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 9 May 2008.

(10)	Closure of the register of members:

The register of members of the Company will be closed from 30 April 2008 to 30 May 2008 (both days inclusive).

(11)	The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

(12)	The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District

Beijing 100032

PRC

Contact person: Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Facsimile: (8610) 6601 0728

(13)	As of the date of this notice, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Li Ping, Mr. Yang Jie, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.